November 19, 2024

Anshooman Aga
Chief Financial Officer
Vontier Corp
5438 Wade Park Boulevard
Suite 600
Raleigh, NC 27607

       Re: Vontier Corp
           Form 10-K filed February 15, 2024
           Form 8-K filed August 1, 2024
           File No. 001-39483
Dear Anshooman Aga:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services